U.S. SECURITI 03015407 MMISSION
WA

AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17 a-5 Thereunder

SEC FILE
008-51762

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Alpha Strategic Management, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3801 PGA Blvd., Suite 803

(No. and Street)

Palm Beach Gardens	**Florida**	**33410**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fasulo **(561) 624-9998**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT

Holyfield & Thomas, LLC

1601 Forum Place, Suite 801	**West Palm Beach**	**FL**	**33401**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

o Public Accountant

o Accountant not resident in United States or any of its possessions

ALPHA STRATEGIC MANAGEMENT, LTD.
(a Florida Limited Partnership)

STATEMENTS OF FINANCIAL POSITION

December 31,		*2002*		*2001*
ASSETS				
Cash	$	343,264	$	388,533
Deposits with clearing broker		104,657		103,597
Property and equipment, net of accumulated depreciation of $116,449 in 2002 and $83,967 in 2001		76,741		98,099
Other assets		209,597		189,020
Total assets	$	734,259	$	779,249
LIABILITIES AND PARTNERS' CAPITAL				
Liabilities:				
Accounts payable	$	54,946	$	
Accrued expenses		96,000		
Total liabilities		150,946		
Partners' capital		583,313		779,249
Total liabilities and partners' captial	$	734,259	$	779,249

The accompanying notes are an integral part of these financial statements.

Holyfield & Thomas, LLC
Certified Public Accountants & Advisors
1601 Forum Place, Suite 801 • West Palm Beach, FL 33401-8106
(561) 689-6000 • Fax (561) 689-6001 • www.holyfieldandthomas.com

INDEPENDENT AUDITOR'S REPORT

To the Partners
Alpha Strategic Management, Ltd.
Palm Beach Gardens, Florida

We have audited the accompanying statements of financial condition of Alpha Strategic Management, Ltd., a Florida limited partnership, as of December 31, 2002 and 2001, and the related statements of income, partners' capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Alpha Strategic Management, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Strategic Management, Ltd. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying table of contents, is presented for purposes of additional analysis and is not required for the fair presentation of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

West Palm Beach, FL
January 21, 2003